UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of May, 2007
Commission file number 0-12602
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION

(Registrant)

	By:	/s/ Masahiko Goto

Masahiko Goto
President and Representative Director

Date: May 8, 2007

For immediate release
May 8, 2007

Company name:	Makita Corporation
Representative:	Masahiko Goto, President
Code number:	6586
Results of Tender Offer for Fuji Robin Industries Ltd.
And Notice of Change in Our Subsidiaries
     At its March 20, 2007 meeting, the Board of Directors of Makita Corporation (“Makita”) decided to launch the tender offer for common shares of Fuji Robin Industries Ltd. (“Fuji Robin”; listed on the second section of the Tokyo Stock Exchange; code number 6021, hereafter, the “Target Company”). The tender offer began March 22, 2007, and ended May 7, 2007. This notice is to inform the public of the results of this tender offer, as follows.
     We also wish to inform the public that as a result of the tender offer, Fuji Robin is to become a consolidated subsidiary of Makita.
I.	Results of the Tender Offer
1.	Overview of the Tender Offer

(1)	Target Company Fuji Robin Industries Ltd.

(2)	Number of Shares to be Purchased

(Shares)
	Number to be Purchased	Number to be Over-Purchased
Class of Shares	(Converted into Shares)	(Converted into Shares)

Share Certificate	7,525,270	—
Certificate of Stock Acquisition Right	—	—
Certificate of Bond with Stock Acquisition Right	—	—
Deposit Receipt for Share Certificates and Other Securities	—	—

Total	7,525,270	—

(3)	Tender Offer Period
     From March 22, 2007 (Thursday) through May 7, 2007 (Monday) (30 business days)
(4)	Purchase Price 260 yen per share

2.	Results of the Tender offer

(1)	Responses received
     The total number of responses received (10,279,375 shares) surpassed the target value (7,525,270 shares), so in accordance with the terms of the tender offer announcement and the related official filing, Makita will purchase all shares tendered.

1
English Translation of press release originally issued in Japanese language

(Shares)
		Number to be	Number of shares	Number of shares
	Number to be Purchased	Over-Purchased	tendered	purchased
Class of Shares	(Converted into Shares)	(Converted into Shares)	(Converted into Shares)	(Converted into Shares)

Share Certificate	7,525,270	—	10,279,375	10,279,375
Certificate of Stock Acquisition Right	—	—	—	—
Certificate of Bond with Stock Acquisition Right	—	—	—	—
Deposit Receipt for Share Certificates and Other Securities	—	—	—	—

Total	7,525,270	—	10,279,375	10,279,375

(2)	Composition of holdings, after the Tender Offer

Number of Voting Rights Represented by Share Certificates and Other Securities Owned by Makita after the Tender Offer	11,579	Shareholding Ratio after the Tender Offer	89.63%

Number of Voting Rights Represented by Share Certificates and Other Securities Owned by Specially Related Parties after the Tender Offer	7	Shareholding Ratio after the Tender Offer	0.05%

Total Number of Voting Rights of all the Shareholders of Fuji Robin	12,912

(Note 1)	“Total Number of Voting Rights of all the Shareholders of Fuji Robin” is the number of voting rights of shareholders of record as of September 30, 2006, as stated in the Report for the 82nd Term submitted on December 22, 2006. The total number of shares not constituting one unit (tangen) being 7,375, in the calculation “Ratio of owned shares after the tender offer,” the denominator is the number of voting rights of relevant shareholders as of September 30, 2006 (12,912 rights) to which is added the number of voting rights associated with the 7,375 shares (7 rights, for a total of 12,919 rights).

(Note 2)	“Shareholding Ratio after the Tender Offer” is rounded off from three decimal places to two decimal places.
(3)	Calculations of proportional purchases
     None
(4)	Total funds required for the tender offer
     2,673 million yen
(5)	Method of Settlement
(i)	Name and Head Office of Securities Company or Financial Institution, etc. in Charge of Settlement of the tender Offer

Daiwa Securities SMBC Co., Ltd.	8-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo
Daiwa Securities Co., Ltd.	6-4, Otemachi 2-chome, Chiyoda-ku, Tokyo
(ii)	Commencement Date of Settlement May 15, 2007 (Tuesday)

2
English Translation of press release originally issued in Japanese language

(iii)	Method of Settlement Procedure
     After the end of the tender offer period, a notice of purchase will be mailed to the address or the location of shareholders applying to the tender offer (the “Applying Shareholders”) (or the address of the standing proxy, in the case of foreign shareholders) without delay.
     Payment of the Purchase Price will be made in cash. The tender offer agent or the sub-agent will, in accordance with the Applying Shareholders’ instructions, remit the purchase price for the share certificates without delay, on and after the commencement date of settlement, to the places designated by the applying shareholders, or allow payment to the applying shareholders at the head office or branch offices which accepted the applications.
3.	Locations where copies of tender offer reports are available for inspection:

Makita Corporation	3-11-8, Sumiyoshi-cho, Anjo, Aichi
Tokyo Stock Exchange, Inc.	2-1 Nihombashi Kabutocho, Chuo-ku, Tokyo
4.	Estimated impact of the tender offer on earnings
     As a result of this tender offer, the target company has become a consolidated subsidiary of Makita. We anticipate the resulting impact on our consolidated earnings will be as follows. The effect on non-consolidated earnings will be minimal.

Outlook for consolidated financial position after tender offer
Yen (million)
	For the six months ending	For the year ending
	September 30, 2007	March 31, 2008

Net sales	149,800(2,800)	302,800(7,000)
Operating income	26,700( —)	53,300( —)
Income before income taxes	27,000( —)	53,900( —)
Net income	18,500( —)	37,000( —)

(Note 1)	Figures in parentheses represent values adjusted for impact of the tender offer.

(Note 2)	Impact on consolidated profit is expected to be minimal.
5.	Post-the tender offer policies
     Makita’s intention is to make Fuji Robin a wholly owned subsidiary, so for any Fuji Robin shares not acquired in the tender offer, shares in Makita will be offered in compensation (stock swap); all shareholders other than Makita will be offered Makita shares or the cash equivalent in exchange for their Fuji Robin shares, so that Makita will own all Fuji Robin shares. The Makita shares or cash equivalent to be offered in this stock swap will be calculated on the basis of the tender offer price, to be equal to the value offered in the tender offer. However, changes in Fuji Robin’s business environment, the stock market, or in the earnings of the two companies may cause some changes in this value. Further details of the stock swap, including the effective date of the exchange, the date of the exchange, etc., will be decided in consultation with the stock exchange, and will be made public without delay.
     There is a possibility that Makita will carry out measures other than the Share Exchange which have equivalent effects to the Share Exchange according to the circumstances, such as revision or authoritative interpretation, etc., of law or system, etc., in relation to the Share Exchange, and the shareholding ratio of Fuji Robin by Makita and situation of shareholding of Fuji Robin by other shareholders after the tender offer, etc. However, at this moment, no specific scheme has been decided upon in case the Share Exchange is not carried out. If such a decision is reached, this will be done in consultation with the stock exchange, and the results will be made public without delay.
     Shares of Fuji Robin are currently listed on the Tokyo Stock Exchange, but our plan is that the listed shares will be cancelled, following proper procedures in keeping with the Tokyo Stock Exchange rules for

3
English Translation of press release originally issued in Japanese language cancellation of listed shares. After cancellation is complete, it will no longer be possible to trade Fuji Robin shares on the Tokyo Stock Exchange.
II.	Change in consolidated subsidiaries
     As a result of this tender offer, Fuji Robin is scheduled to become a consolidated subsidiary of Makita effective on the date when settlement begins (May 15, 2007).
1.	Outline of changes in consolidated subsidiaries

(i)	Corporate name	Fuji Robin Industries Ltd.

(ii)	Principal Business	Manufacture and distribution of engines, machinery for agriculture, forestry and construction industries, vehicles for industrial use, machinery for golf courses and related parts, equipments for environmental sanitation, and instruments and parts for disaster prevention equipment

(iii)	Date of Incorporation	July 24, 1950

(iv)	Address of Head Office	35 Ohoka Numazu City, Shizuoka Prefecture

(v)	Title and Name of Representative	Mitsunori Watanabe, Representative Director

(vi)	Amount of Capital	JPY 833,900,000-(as of September 30, 2006)

(vii)	Fiscal Year	Ends March 31

(viii)	Number of staff	247 (as of September 30, 2006)

(Note) The workforce figure refers to regular employees (excluding those seconded to other employers); temporary staff are not included.

(ix)	Total number of shares outstanding	12,960,000 (as of September 30, 2006)
(x)	Composition of Major Shareholders and Shareholding Ratios (as of September 30, 2006)

Fuji Heavy Industries Co., Ltd.	58.07%
Makita Corporation	10.03%
Ogawa Pump Industrial Company	1.42%
Japan Securities Finance Co., Ltd.	1.14%
Employees’ Stock Ownership Trust of Fuji Robin	0.48%
Sumitomo Life Insurance Company	0.41%
Shizuoka Bank	0.41%
Osaka Securities Finance Co, Ltd.	0.39%
ITOCHU Corporation	0.39%
Chizuko Kubo	0.39%
(xi)	Earnings data for most recent two years

	Yen (million)
	For the year ended	For the year ended
	March 31, 2005	March 31, 2006

Net sales	10,819	11,140
Gross profit	1,738	1,595
Operating income	196	59
Current profit	141	53
Net income	67	28

	As of	As of
	March 31, 2005	March 31, 2006

Total assets	8,300	8,645
Shareholders’ equity	2,014	1,818
Cash dividend per share	—	—

2.	Effective date for change in consolidated subsidiaries
     May 15, 2007 (Tuesday)

4
English Translation of press release originally issued in Japanese language